SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

2 February 2016

BP reports full year and 4Q 2015 results;
dividend remains unchanged

BP today reported its results for the full year and fourth quarter of 2015. Underlying replacement cost profit1 for the full year was $5.9 billion, compared with $12.1 billion reported for 2014, down 51%. The underlying result for the fourth quarter was $196 million compared with $2.2 billion for the fourth quarter of 2014.

Underlying operating cash flow2 for the fourth quarter of 2015 was $5.9 billion, bringing the total for the year to $20.3 billion, compared with $32.8 billion for 2014, down 38%.

BP took $2.6 billion in non-operating post-tax charges in the fourth quarter, primarily related to impairments of Upstream assets as well as restructuring charges for the Group. Including these charges and other offsetting effects, BP reported a replacement cost loss for the fourth quarter of 2015 of $2.2 billion.

BP also today announced a dividend of 10 cents per ordinary share for the quarter, payable in March. The dividend remains unchanged.

Despite strong operational performance and growing cost reductions, the lower underlying result was predominantly driven by the impact of steeply lower oil and gas prices on BP's Upstream segment, which reported a pre-tax loss for the quarter. This was partially offset by a strong set of counter-cyclical results from the Downstream segment.

The Brent crude oil marker price averaged $44 a barrel in 4Q 2015 compared with $77 a year earlier, and the average Henry Hub US gas marker price was $2.27 per million British thermal units compared with $4.04 in 4Q 2014.

Bob Dudley, BP group chief executive, commented: "We are continuing to move rapidly to adapt and rebalance BP for the changing environment. We're making good progress in managing and lowering our costs and capital spending, while maintaining safe and reliable operations and continuing disciplined investment into the future of our portfolio.

"Our plans set out a clear course for BP for the medium term and will allow us to deliver growth in the longer term. All of this underpins our commitment to sustaining our dividend and then growing free cash flow and shareholder distributions over the long term."

BP's focus on cost discipline and increasing efficiency continues. Annual controllable cash costs in 2015 were $3.4 billion lower than in 2014 and are on track to be close to $7 billion lower in 2017. BP has now completed the $10 billion divestment programme announced in October 2013 and plans a further $3-5 billion during 2016.

Organic capital expenditure for 2015 was $18.7 billion. BP expects annual organic capital expenditure to remain between $17 and $19 billion in 2016 and 2017 and to be at the lower end of that range in 2016.

"We will keep the capital frame under review as we move through 2016 and beyond," said Brian Gilvary, BP chief financial officer. "Should current conditions persist for longer than anticipated, we expect that all the actions we are taking will capture more deflation and so drive the point at which we balance our organic sources and uses of cash lower than the $60 per barrel that we indicated at last quarter's results."3

BP ended the year with a gearing level of 21.6%. BP intends to continue to manage gearing with flexibility around the 20% level.

BP has taken around $1.5 billion in restructuring charges over the past five quarters; this total is expected to approach $2.5 billion by the end of 2016. BP expects to reduce the number of staff and contractor roles in the Upstream segment by around 4,000 during 2016 and by up to 3,000 from the Downstream by the end of 2017.

4Q 2015 results detail

BP's Upstream segment reported an underlying pre-tax replacement cost loss1 of $0.7 billion for 4Q 2015 compared with a profit of $2.2 billion a year earlier. This was mainly due to significantly lower oil and gas prices as well as lower gas marketing and trading results, offsetting lower costs including the benefits from simplification and efficiency activities.

The segment also reported non-operating net impairment losses of $1.6 billion, following the further fall in oil and gas prices in the quarter and changes to other assumptions.

Overall Group production of oil and gas4 in the quarter averaged 3.4 million barrels equivalent a day. Excluding Russia, reported production for the quarter was 8% higher than a year ago; after adjusting for entitlement and portfolio impacts, underlying production was 2% higher. BP also today reported a reserves replacement ratio5, excluding acquisitions and divestments, of 61% for 2015.

The Downstream segment reported an underlying pre-tax replacement cost profit1 for 4Q 2015 of $1.2 billion, the same as that reported for 4Q 2014, with benefits from ongoing simplification programmes being offset by a weaker supply and trading result. Strong Downstream performance throughout the year meant that full year 2015 pre-tax earnings of $7.5 billion were a record for the segment.

Estimated underlying net income from Rosneft4 was $235 million, compared with $470 million a year ago.

Operations reliability has continued to be good throughout the Group, with BP-operated plant reliability in the Upstream at 95% for the full-year 2015 - compared with 86% in 2011 - and another quarter of strong refining operations, with Solomon availability of 95.5%.

BP continues to invest in a disciplined way to provide resilience and flexibility now and in the future. Its portfolio of businesses and opportunities is balanced geographically, in resource types, and across segments.

In the Upstream, during 2015 BP gained new access in Egypt and the Gulf of Mexico. It also extended its relationship with Rosneft in Russia, taking an interest in the TAAS venture and associated exploration opportunities in East and West Siberia. Three major upstream projects, one in Australia and two in Angola, began production in 2015 and another in Algeria is expected to start-up shortly. BP took final investments decisions on four new major upstream projects during 2015, including the large West Nile Delta project in Egypt.

In the Downstream BP continued to concentrate on advantaged assets, announcing the decision to divest the Decatur PTA plant in the US and to reorganise and simplify its refining interests in Germany.

A charge of $443 million related to the Gulf of Mexico oil spill was taken in the quarter, primarily reflecting additional business economic loss claims. This takes the cumulative pre-tax charge for the incident to $55.5 billion.

A court hearing to consider approval of the proposed consent decree in connection with the agreements in principle reached by BP Exploration & Production Inc. to settle all federal and state claims arising from the oil spill is scheduled for 23 March 2016.

Further information:

BP press office, London: +44 20 7496 4076, bppress@bp.com

Notes:

1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2. Underlying operating cash flow excludes amounts relating to the Gulf of Mexico oil spill.
3. Excluding Deepwater Horizon payments.

4.    The operational and financial information of the Rosneft segment for the fourth quarter of 2015 is based on preliminary operational and financial results of Rosneft for the three months ended 31 December 2015. Actual results may differ from these amounts.

5.    Estimated reserves replacement ratio on a combined basis of subsidiaries and equity-accounted entities, excluding the impact of acquisitions and divestments. Includes estimated reserves data from Rosneft.

Full BP p.l.c. Group results for the full year and fourth quarter of 2015 can be seen at www.bp.com/results.

Cautionary statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding plans and expectations regarding BP's focus on cost discipline and increasing efficiency, controllable cash costs through 2017 and sustaining dividends and growing distributions over the long-term; plans and expectations regarding BP's divestment programme, capital frame and annual organic capital expenditure through 2016 and beyond; plans and expectations regarding gearing levels, future oil prices, market trends and deflation and BP's medium-term goal of balancing sources and uses of cash; plans and expectations regarding restructuring charges by the end of 2016 and headcount reductions by the end of 2017; plans and expectations regarding activities in Algeria and BP's share of Rosneft's net income and expectations with respect to the proposed Consent Decree and Settlement Agreement, including timing of court hearing to consider approval. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; the timing and amount of future payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this press release and under "Principle risks and uncertainties" in the results announcement for the period ended 30 June 2015 and "Risk factors" in BP Annual Report and Form 20-F 2014 as filed with the US Securities and Exchange Commission.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 February 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Secretary